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                                                                 EXHIBIT 12
   IES UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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                                                                 Twelve Months
                                        Year Ended December 31,     Ended
                          1989    1990    1991    1992    1993   September 30, 1994
                         (in thousands, except ratio of earnings to fixed charges)
Net income              $ 53,454 $45,969 $47,563 $45,291 $67,970 $    66,773

Federal and state
  income taxes            22,574  22,364  23,494  20,760  37,963      37,877

    Net income before
      income taxes        76,028  68,333  71,057  66,051 105,933     104,650

Interest on long-term
  debt                    29,044  28,853  31,171  35,689  34,926      37,955

Other interest             3,130   4,704   5,595   3,939   5,243       3,774

Estimated interest
  component of rents       9,494   7,936   6,594   4,567   3,729       4,080

Fixed charges as defined  41,668  41,493  43,360  44,195  43,898      45,809

Earnings as defined    $ 117,696$109,826$114,417$110,246$149,831 $   150,459

Ratio of earnings to
  fixed charges
    (unaudited)             2.82    2.65    2.64    2.49    3.41        3.28


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state inco taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-te other debt and the estimated interest component of rents.
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